Japanese-language Quarterly Securities Report for the periods ended September 30, 2012, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 14, 2012, and which includes the following:

I.	Corporate information

A.	Corporate overview

1.	History of changes in major business indices

2.	Overview of business

B.	Business

1.	Risk factors

2.	Material contracts

3.	Analysis of financial results, financial position and cash flows

C.	Company information

1.	Share information

2.	Directors and corporate auditors

D.	Financial information

1.	Quarterly consolidated financial statements and notes

2.	Other

II.	Information on Guarantors

Auditors Report

Certificate